SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2006
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40 F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2006	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN

Tor F. Johansen President and Chief Executive Officer

EXHIBIT INDEX
The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated May 4, 2006.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

PRESS RELEASE
May 4, 2006
Eksportfinans first quarter 2006:
Positive first quarter results and increase in lending volumes
Export lending showed a positive development in the first quarter of 2006. The volume of disbursements of new, export related loans was NOK 8.1 billion, compared to NOK 753 million in the first quarter of 2005.
This large increase in lending volume was due to a number of factors: Increasing interest rate levels in NOK and USD improved the competitiveness of the locked-in fixed rates on Norwegian Government supported export credits, the so called OECD Commercial Interest Reference Rates. In combination with a high demand for Norwegian supplies to the shipping, oil and gas sector, this led to an increase in lending volumes from Eksportfinans.
The favorable market conditions have also had a positive impact on the order book during the first quarter of 2006. Borrowers accepted new financing offers amounting to NOK 13.1 billion, compared to NOK 6 billion in the corresponding period in 2005. This brought the order intake for export related loans to a new record-high level, at approximately NOK 31 billion. The actual volume that will materialize as disbursements in the coming years will to a large extent depend upon the development of the interest rate levels for the most relevant currencies, Norwegian kroner, euro and US dollars.
Total outstanding loans from Kommunekreditt Norge AS at March 31, 2006 amounted to NOK 52.3 billion, an increase of 13.0 percent compared to the same time in 2005.
First quarter results
The Eksportfinans Group delivers a positive development of the business activities in the first quarter of 2006 compared to the equivalent period in 2005.
Net interest income for the Group in the first quarter of 2006 was NOK 110 million, which was NOK 28 million higher than in the corresponding period in 2005. The increase was primarily due to higher volumes of lending and liquidity placements. In addition the average margin on total assets was somewhat higher than in the first quarter of 2005. The net income was NOK 58 million in the first quarter of 2006, up from NOK 33 million for the corresponding period in 2005. In addition to the increase in net interest income, the improvement in net income was due to lower operating expenses.
The first quarter report 2006 for the Group is available on www.eksportfinans.no.

Key figures for Eksportfinans:

	1st quarter 2006	1st quarter 2005
New export lending	NOK 8.1 billion	NOK 0.8 billion
New municipal lending	NOK 1.8 billion	NOK 2,2 billion
New long-term borrowings	NOK 8.6 billion	NOK 9.8 billion
Balance sheet	NOK 140.2 billion	NOK 116.0 billion
Capital adequacy	12.9%	15.6%
Operating result before tax	NOK 58 million	NOK 33 million
Losses on lending	0	0

For more information, please contact:
President and CEO Tor F. Johansen, telephone +47 22 01 22 01, mobile phone+47 95 12 33 95
e-mail tfj@eksportfinans.no
or
Head of Information Elise Lindbæk, telephone +47 22 01 22 64, mobile phone+47 90 51 82 50
e-mail el@eksportfinans.no